ArcelorMittal Optimises Its Stake In Dillinger Hütte

Luxembourg, 15 December 2008 – ArcelorMittal announces it has entered into binding agreements to reduce its economic and voting interest in Dillinger Hütte from 51.25% to 33.4% in line with existing governance rights through sale of shares to Struktur-Holding-Stahl GmbH & Co. KG aA and Dillinger Hütte Saarstahl AG. The combined proceeds from the transaction, comprising sale of shares and the dividend proposed for the year 2008, amount to Euro 777 million (US$ 1 billion). The sale price corresponds to an estimated total enterprise value of the company of US$ 2.6 billion.

Dillinger Hütte is one of the leading plate mills in Europe, based in Saarland, Germany. The bulk of its production is delivered to the energy sector. In 2007 Dillinger Hütte shipped approximately 2.3 million tonnes of heavy plate. The company currently employs 5,230 staff.

“We have chosen to optimise our stake in Dillinger Hütte in order to bring our economic and voting rights in-line with our existing governance rights in the company. We will continue to be a key industrial partner to Dillinger Hütte,” commented Michel Wurth, member of ArcelorMittal Group Management Board.